

February 26, 2021

<u>Via Email</u>

Amos W. Barclay
Holland & Hart LLP
1800 Broadway, Suite 300
Boulder, CO 803022

>   **Re: CIM Real Estate Financial Trust, Inc.**
>   **Schedule TO-T/A filed on February 24, 2021**
>   **Filed by Comrit Investments 1, LP and COMRIT Investments Ltd.**
>   **File No. 5-87389**

Dear Mr. Barclay:

The Office of Mergers and Acquisitions has the following comment on the amended filing listed above and your accompanying response letter dated February 24, 2021:

1. Refer to your response to comment 1, as supplemented by our telephone conversation with your counsel. While you may file a draft version of the offer documents in order to "clear" staff comments before disseminating your Offer to Purchase, if you do so, you must avoid providing the means to tender with the draft filing. This would include the letter of transmittal or "assignment form," or any other means by which subject security holders can tender into the offer, which would trigger commencement. See Rule 14d-2(a) (defining "commencement" for purposes of the tender offer rules) and Rule 14d-4 (specifying how tender offer materials must be disseminated on the date of commencement of the tender offer). See also, the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, I. Regulation M-A, I. Schedule TO, Question 2. Please confirm your understanding in your response letter as to future filings by COMRIT in tender offers for this and other subject companies.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions